



04040915

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

1003197

Financial Asset Securities Corp.	~~0001299958~~
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 20, 2004, Series 2004-1	**333-111379**

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
AUG 25 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED
AUG 23 2004
WASH. D.C. 100 SECTION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 20, 2004

FINANCIAL ASSET SECURITIES CORP.

By: /s/ Frank Skibo

Name: Frank Skibo

Title: Senior Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

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* The Mortgage Loan Schedule has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

RBS Greenwich
Securitize 2004-1; All Issues

RBS Greenwich

SoundView 2004-1: All loans

Soundview 2004-1: All loans

SecurView 2004-1: All loans

Loan Number	State	Zip Code	Occupancy	Property Type	PO?	IO Org Term	IO Rem Term	Org Term	Rem Term	LTV	Additional Collateral	Current Rate	First Pay Date	Maturity Date	Servicing Fee	Additional Collateral?	Interest Paid To Date	Next Due Date	Original Balance	Current Balance	Purpose	Index	Margin	Next Rate Adjustment Date	Max Int	Appraised Value	Purchase Price / Product Code	Service	Occupancy	Loan Group / Collateral

RBS Greenwich

Sometime 2004-1: All Items

Loan Number | State | Zip Code | Occupancy | Property Type | ... | Index | Margin | Next Rate Adjustment Due | Max Int Rate | Approved Value | Purchase Price | Prior Product Code | Servicer | Originator | Loan Owner Custodian

Soundview 2004-1: All loans

RBS Greenwich
Soundview 2004-1: All loans

SampleView 2004-1: All loans

RBS Greenwich

Sensitive 2004-1: All loans

Loan Number	State	Zip Code	Occupancy	Property Type	PPT	IO Orig Term	IO Rem Term	Org Term	Rem Term	Ln	Additional Collateral	Current Rate	First Pay Date	Maturity Date	Servicing Fee	Additional Collateral	Next Due Date	Original Balance	Current Balance	Purpose	Index	Margin	Next Rate Adjustment Date	Min Int Rate	Approved Value	Purchase Price	Product Code	Servicer	Originator	Lien	Gross Custodian

Sensiview 2004-1: All loans

SecuritiesTrust 2004-1: All liens

Loan Number	State	Zip Code	Occupancy	Property Type	LTV	IO Org Term	IO Rem Term	Org Term	Rem Term	Ltv	Additional Collateral	Current Rate	First Pay	Maturity Date	Servicing Fee	Additional For Collateral?	Interest Paid To Date	Next Pay Due	Original Balance	Current Balance	Purpose	Index	Margin	Next Rate Adjustment Date	Max Int Rate	Approved Value	Purchase Price	Product Cycle	Servicer	Originator	Loan Group Custodian

RBS Greenwich

SameOrn 2004-1: All loans

Soundview 2004-1: All loans